Exhibit 12.1

TRANSATLANTIC PETROLEUM LTD.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings available for fixed charges:
Income (loss) from continuing operations before income taxes	$42,143	$(12,164)	$118	$(80,139)	$(29,807)
Interest expense	6,213	3,929	8,340	13,665	7,055
Portion of rent expense representing interest	—	—	—	—	—

Earnings available for fixed charges	48,356	(8,235)	8,458	(66,474)	(22,752)

Fixed charges:
Interest expense	6,213	3,929	8,340	13,665	7,055
Portion of rent expense representing interest	—	—	—	—	—

Fixed charges	6,213	3,929	8,340	13,665	7,055

Ratio of earnings to fixed charges	7.8	—	1.0	—	—
Coverage deficiency		$16,093		$93,804	$36,862